THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*			214 Broad Street
Philip Magri, Esq.+				Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #			(732) 530-9007 Fax (732) 530-9008
 						www.SourlisLaw.com
* Licensed in NJ				Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

  __________________________________________________________________________

VIA EDGAR CORRESPONDENCE

December 6, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005

Attn:	Amanda Ravitz-Branch Chief - Legal

 	RE:	Ballroom Dance Fitness, Inc.
 		Amendment No. 3 to Registration Statement on Form S-1
 		Filed October 7, 2010
 		File No.: 333-167249

Dear Ms. Ravitz:

Below please find our responses to the Staff's comment letter, dated October 19, 2010 (the "Comment Letter"), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 4 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 4, marked to show changes from Amendment No. 3, are being sent to you via overnight mail.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis

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General

1.	We note that on your website, you currently indicate that upon certification, ballroom dance instructors will be awarded 500 "restricted shares of BDF stock at an IPO level." Please remove or advise as to how this is a permissible communication between you and the general public regarding shares of your common stock. Refer to Section 5 of the Securities Act.

Response:  We removed the language from the website.

2.	We note your response to our prior comment one and the statement on your website that reads as follows: "Ballroom Dance Fitness is seeking Equity Partners that will invest in the company. The company will offer Convertible Debentures to Partners, offering a ground floor opportunity to invest...and receive stock in a new public entity." Please remove or advise as to how this is a permissible communication between you and the general public regarding securities of your company. Refer to Section 5 of the Securities Act."

Response: We removed the language from the website.

3.	As you have updated your financial statements to June 30, 2010, the narratives in your filing must be updated as well. For example, the "Summary" section of your filing still provides financial disclosures as of March 31, 2010. In addition, you refer to an audit opinion dated May 11, 2010 but the audit report in your amended document is dated October 6, 2010. Pease revise your narrative accordingly. Our comment also applies to the financial disclosure under "Risks Related to Our Business" on page 9. Update this section as well. Finally, please update your presentation of "Dilution" on page 23 and the dilution disclosures in the narrative on page 17 as appropriate.

Response: We have updated the disclosure.

4.	We note your response to our prior comment two and reissue.  However, we note, for example, disclosures on pages 3, 10, 18 and 21 of your filing.
Please revise or advise.

Response: We have amended the disclosure.

Summary, page 5

5.	Please revise to disclose the "discounted subsequent annual renewal fee."

Response: We have revised the disclosure.

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6.	Please revise the second to last paragraph on page 5 to include your assets, revenues and net losses for your most recent audited period and interim stub.

Response: We have revised the disclosure.

Management Team, page 6

7.	We note the disclosure that Mr. William G. Forhan has been CEO and founder of three public companies. Please revise to disclose the names of the public companies.

Response: We have revised the disclosure

Selected Financial Data, page 6

8.	Please delete the comparative data for the three months ended June 30,
2010 as financial statements for this period have not been included in the filing. In addition, please include an income statement presentation for the year ended December 31, 2009 as these financial statements are presented in the filing. Finally, please delete the captions "Audited" and "Unaudited" from the column headings. These tables themselves have not been audited and no related caption is required.

Response: We have revised the disclosure

9.	Revise the balance sheet figures for December 31, 2009 to be consistent with your historical financial statement. Specifically, your total liabilities and stockholders' deficiency appear to be $1,256 and $(1,252), respectively. Please revise or advise.

Response: We have revised the disclosure.

Risk Factors, page 8

Our executive officers control the Company, page 9

10.	We note your disclosure that after the first $250,000 is raised, your
CEO and CFO will each be paid a salary of $72,000 per year, which totals $144,000. On page 20-21, you state that if you raise 25% of the offering proceeds ($600,000), you intend to allocate $120,000 of the proceeds to capitalization and professional fees. Please reconcile or advise.

Response: We have revised the disclosure.

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No member of our management team is or will be required to work, page 10

11.	Please revise to disclose that your chief executive officer currently serves various roles at other private and public companies which may limit the time that he will spend managing your company.

Response: We have revised the disclosure.

You may lose your entire investment if we sell less than 50% of shares, page
10

12.	Revise to clarify that even if you sold more than 50% of the shares, investors may still lose their entire investment.

Response: We have revised the disclosure.

We will incur professional fees in connection with being a reporting company, page 16

13.	We note that you anticipate your reporting costs to range from $15,000 -
$20,000, yet you indicate on page 21 that you will use $33,500 to comply with the SEC reporting requirements over the next 12 months. Please reconcile or advise.

Response: We have revised the disclosure.

The Company's Business page 18

14.	Please advise as to what you mean by "capitalization fee."

Response: We have revised the disclosure.

Growth Strategy Objective, page 19

15.	We note your response to our prior comment seven and reissue.  Please revise to reconcile the numbers in this section. We note, for example, that in paragraph one you indicate that your video will be two hours and in paragraph four you indicate that it will be 45 minutes. Also, in paragraph one, you state that the shoot will cost between $225,000 - $250,000 and run 5
- 7 days whereas in paragraph four and five you state that the shoot will run four to five days and cost $200,000 - $250,000.

Response: We have revised the disclosure.

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16.	We note that the projected budget numbers in the last paragraph of this section and on page 21 do not appear to match the numbers set for in your "Use of Proceeds" chart. In addition, they do not appear to account for the costs of maintaining your public company reporting status. Please revise or advise.

Response: We have revised the disclosure.

Use of Proceeds, page 21

17.	Please advise as to why you have two separate line items entitled
"Working Capital."

Response: We have revised the disclosure.

18.	We note your statement that the budget for the DVD and infomercial may vary 10% or up or down. Please explain what you mean by this, as you state elsewhere that the final cost will be between $225,000 - $250,000 and that the final costs could vary $50,000. Please revise for consistency.

Response: We have revised the disclosure.

19.	We note your response to our prior comment 16.  Please advise as to how you are able to separate the costs of the DVD and the infomercial, yet are unable to provide two separate charts. We also note that your disclosure that the costs will be "prorated" of the total costs of $225,000. Please advise as to how you have prorated the costs into $81,000 and $169,000. We also note that $81,000 and $169,000 appears to equal $250,000, not $225,000.

Response: We have revised the disclosure.

21.	On page 9, you state that once at least $250,000 is raised in the offering, the two executives will receive wages from the offering in the amount of $72,000 each. Please explain where these salaries are included in your use of proceeds analysis. If you have not included these salaries, tell us why you believe they should not be included.

Response: We have revised the disclosure.

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21.	As a related matter, if the salaries are included in "Working Capital"
or in some other existing category, please add a footnote to the table disclosing and quantifying this obligation.

Response: We have revised the disclosure.

Plan of Distribution, page 24

22.	We note your response to prior comment 18.  We note that you intend to produce an "Investor Site" in an "effort to raise capital." Please tell us, in more detail, how you intend to raise capital via your website. Please also advise as to whether you intend to offer the shares registered in this offering on the website.

Response: We have deleted the disclosure.

23.	Please tell us in further details how you intend to raise capital using your DVD aimed at investors. Also advise as to whether you intend to offer shares of stock registered in this offering via the DVD.

Response: We have revised the disclosure.

Officer Compensation, page 26

24.	Please revise to clarify the last sentence of the paragraph.

Response: We have revised the disclosure.

The Company's Business, page 31

25.	When discussing how you tend to use the proceeds of this offering, please revise to disclose that a portion of the proceeds will be used to pay the salaries mentioned on page 9.

Response: We have revised the disclosure.

26.	We note your response to our prior 15 and reissue in part.  Please provide a detailed discussion of your advertising cost estimates. Discuss, for example, the cost of airing your infomercials, placing ads in fitness magazines, and hiring PR companies. If you are unable to do so, please state why and add a risk factor to discuss this.

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Response: We have revised the disclosure.

Results of Operations, page 33

27.	Your MD&A discussion should focus on a discussion of all periods presented within your financial statements. As such, all references to the quarter ended June 30, 2010 should be removed and replaced with a discussion of your results for the six months ended June 30, 2010. Your discussion should generally include an explanation of any material differences from the comparable prior year period, in addition to your discussion of year end results. In this regard, it appears from your related disclosures that there was substantially no activity in the comparative six month period. If our understanding is correct, please confirm and state this fact in your discussion.

Response: We have revised the disclosure.

Liquidity and Capital Resources, page 33

28.	Your total liabilities appear to be $1,256 at December 31, 2009 according to your audited balance sheet.  Please revise or advise.

Response: We have revised the disclosure.

Statement of Operations, page F-4

29.	Although the accountant's report on page F-2 refers to audited statement of operations for the year ended December 31, 2009, it does not appear that you have presented this financial statement. Please revise.

Response: We have revised the disclosure.

Statement of Cash Flows, page F-5

30.	Please reconcile your presentation to include a statement of cash flows from inception in accordance with ASC 915-230-45-1.

Response: We have revised the disclosure.

31.	Please revise your statement of cash flows for the six months ended June
30, 2010 so that the end of the period cash and cash equivalents shown corresponds exactly with the amount shown on the balance sheet on page F-3.

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Response: We have revised the disclosure.

Statement of Shareholders' Equity, page F-6

32.	The stock issuances for services listed within each period on your statement do not appear to correspond with the dates of those issuances as shown in Item 15. Please revise as appropriate. In addition, your response should specifically reconcile each of the issuances disclosed in Item 15 with your Statement of Shareholders' Equity.

Response: We have revised the disclosure.

33.	Further, we note you have combined separate issuances of securities in your presentation. Combined presentation is allowable only when the securities have been issued at the same amount per unit. Based upon your disclosure in Item 15, it appears some of the securities were issued at differing amounts per unit. Reference is made to ASC 915-215-45-2. Please revise your presentation accordingly. The reference "See Notes" is not adequate.

Response: We have revised the disclosure.

Other

34.	Disclosure of material subsequent events and contingencies should be provided if applicable pursuant to Rule 8-03(b)(2) of Regulation S-X.

Response: We have revised the disclosure.

Subscription Agreement, Exhibit 10.3

35.	Please revise to delete the heading "Indemnification."

Response: We have revised the disclosure.

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